Exhibit 1

06 September 2011

WPP plc (“WPP”)

Purchase of Own Securities

WPP announces that on 06 September 2011 it purchased 100,000 of its ordinary shares at a price of 590.8415 pence per ordinary share. All of these shares will be held as treasury shares.

Following the above purchase, WPP holds 5,286,371 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,260,500,975 (excluding shares to be held in treasury).